                                                                    Exhibit 12.1

                          The Williams Companies, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in millions)

                                                                          YEARS ENDED
                                             ----------------------------------------------------------------------
                                                2003           2002           2001           2000           1999
                                             ----------     ----------     ----------     ----------     ----------
Earnings:
  Income from continuing
   operations before income taxes            $     75.9     $   (874.3)    $  1,148.1     $  1,111.7     $    154.9
  Minority interest in income of
   consolidated subsidiaries                       19.4           41.8           71.7           56.8           33.1
    Less: Equity earnings                         (20.3)         (73.0)         (22.7)         (21.8)          (6.3)
                                             ----------     ----------     ----------     ----------     ----------

   Income from continuing operations
   before income taxes, minority interest
   in income of consolidated subsidiaries
   and equity earnings                             75.0         (905.5)       1,197.1        1,146.7          181.7

  Add:
   Fixed charges:
     Interest accrued, including
      proportionate share from
      equity-method investees                   1,290.9        1,162.6          700.8          629.5          489.0
     Rental expense representative
      of interest factor                           26.6           23.8           23.8           23.1           24.0
     Preferred distributions                       47.8           58.1           95.7           71.6           47.8
                                             ----------     ----------     ----------     ----------     ----------
   Total fixed charges:                         1,365.3        1,244.5          820.3          724.2          560.8

   Distributed income of equity
     investees                                     21.5           81.3           50.9           27.4           13.8

  Less:
    Capitalized interest                          (45.5)         (27.3)         (36.9)         (32.1)         (19.6)
    Preferred distributions                       (47.8)         (58.1)         (95.7)         (71.6)         (47.8)
                                             ----------     ----------     ----------     ----------     ----------

  Total earnings as adjusted                 $  1,368.5     $    334.9     $  1,935.7     $  1,794.6     $    688.9
                                             ==========     ==========     ==========     ==========     ==========

  Fixed charges                              $  1,365.3     $  1,244.5     $    820.3     $    724.2     $    560.8
                                             ==========     ==========     ==========     ==========     ==========

  Ratio of earnings to fixed
   charges                                         1.00            (a)           2.36           2.48           1.23
                                             ==========     ==========     ==========     ==========     ==========

----------

(a) Earnings were inadequate to cover fixed charges by $909.6 million for the year ended December 31, 2002.




                                     12.1-1